Exhibit 99.1

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES 2025 PROVED DEVELOPED RESERVE INCREASE OF 30% AND YEAREND EARNINGS CALL

Thousand Oaks CALIFORNIA, March 17, 2026 – Kolibri Global Energy Inc. (the “Company” or “KGEI”) (TSX: KEI, NASDAQ: KGEI) is providing the results of its December 31, 2025, independent reserves evaluation. All amounts are in US$ unless otherwise stated.

Wolf Regener, President and CEO, commented: “We are very pleased that our proved developed producing reserves increased by 30 percent due to our successful 2025 drilling program. Proved developed producing reserves valuation (NPV discounted at 10%) increased by 10% to $189 million, despite the much lower oil prices used in this reserve report. The 2026 oil price used in the reserve report is $58 a barrel which is 24% below the previous year’s report of $76 a barrel. This is in stark contrast to current oil prices, which are in excess of $90 per barrel.

“Total proved reserves increased 1% in 2025, even though we drilled almost all of our wells in Proved locations and produced approximately 1.5 million barrels of oil equivalent (BOE) of proved reserves. And, with our percentage of PDP versus Total Proved reserves at 29%, we still have a significant amount of proved undeveloped reserves to be able to convert into future production.

“Over the last three years, we have achieved a fantastic 35% compound annual production growth rate. We look forward to continuing our success with our drilling program this year, which we are planning to begin in June. We are preparing multiple pad locations to quickly give us the ability to increase our drilling activity if oil prices remain elevated through 2026.”

2025 Gross Reserves Summary

●	Total Proved Reserves of 40.8 million BOEs

- an increase of 1% from the December 31, 2024, estimate

●	Proved plus Probable Reserves of 57.6 million BOEs

- an increase of 7% from the December 31, 2024, estimate

●	Proved plus Probable plus Possible Reserves of 71.9 million BOEs

- an increase of 0.5% from the December 31, 2024, estimate

Net Present Value of Reserves discounted at 10%

●	Total Proved Reserves before tax of US$440.7 million

- a decrease of 18% from the December 31, 2024 estimate

●	Proved plus Probable Reserves before tax of US$583.9 million

- a decrease of 16% from the December 31, 2024 estimate

●	Proved plus Probable plus Possible Reserves before tax of US$726.5 million

- a decrease of 20% from the December 31, 2024 estimate

The evaluation of the Company’s reserves in the Caney formation of the Tishomingo Field in the SCOOP area of Oklahoma was conducted by Netherland, Sewell & Associates, Inc. (“NSAI”) in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

The above total Proved reserves are attributed to the 45 Caney wells, four Woodford wells (4.9% working interest for the Company) and one Sycamore well (0.7% working interest for the Company), and the drilling of 34.85 net additional wells over the next four years. The Probable reserves are attributed to the drilling of 10.92 net additional wells over the next five years. The wells in NSAI’s 2025 report are planned at 107 to 213 acre spacing (6 wells per section) on approximately 17,696 net acres.

	Summary of Oil & Gas Reserves
	Tight Oil		Shale Gas		Natural Gas Liquids		MBOEs
Reserve Category	KGEI Gross (Mbbl)	Net (Mbbl)	KGEI Gross (MMcf)	Net (MMcf)	KGEI (Mbbl)	Net (Mbbl)	KGEI (Mbbl)	Net (Mbbl)
Proved
Developed Producing	7,937	6,215	9,976	7,796	2,134	1,668	11,732	9,181
Undeveloped	18,232	14,443	28,409	22,480	6,071	4,804	29,038	22,994
Total Proved	26,169	20,658	38,385	30,277	8,205	6,472	40,770	32,175
Probable	10,342	8,226	17,021	13,547	3,638	2,895	16,816	13,379
Total Proved Plus Probable	36,511	28,884	55,406	43,823	11,843	9,368	57,586	45,554
Possible	10,336	8,268	10,324	8,224	2,207	1,758	14,262	11,396
Total Proved Plus Probable Plus Possible	46,846	37,152	65,730	52,048	14,050	11,126	71,848	56,950

Net Present Value of Future Net Revenue

As of December 31, 2025

Forecast Prices & Costs

	Net Present Value of Future Net Revenue ($ millions)
	Before Income Tax					After Income Tax
Reserve Category	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
United States
Proved
Developed Producing	334.6	241.0	188.9	156.6	134.9	334.5	241.0	188.9	156.6	134.9
Undeveloped	662.1	388.6	251.7	172.9	122.7	431.2	268.5	173.6	115.3	77.5
Total Proved	996.7	629.5	440.7	329.5	257.5	765.7	509.5	362.5	271.9	212.4
Probable	490.6	242.9	143.2	93.8	65.7	363.3	193.7	115.0	74.8	52.3
Total Proved Plus Probable	1,487.3	872.4	583.9	423.3	323.2	1,129.0	703.2	477.5	346.7	264.7
Possible	575.2	252.4	142.6	92.7	65.3	426.0	200.0	109.0	67.7	46.4
Total Proved Plus Probable plus Possible	2,062.5	1,124.8	726.5	516.0	388.6	1,555.0	903.2	586.5	414.4	311.1

Note: All dollar values are expressed in U.S. dollars and may not add due to rounding.

The Company’s reserves are derived from non-conventional oil and gas activities. The Company’s reserves are contained in a shale oil reservoir from which light/medium oil is produced and gas and natural gas liquids are produced as by-products. In previous statements, the light/medium oil was referred to as “tight oil”.

These after-income tax net present values reflect the tax burden on the Company’s Tishomingo Field interests on a standalone basis, do not consider the business-entity-level tax situation or tax planning, and do not provide an estimate of the value at the level of the business entity, which may be significantly different. The financial statements and the management’s discussion and analysis (MD&A) of the Company should be consulted for information at the level of the business entity.

Readers are referred to the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil & Gas Information for the year ended December 31, 2025, which can be accessed electronically from the SEDAR+ website at www.sedarplus.ca, for additional information.

Year End Earnings Release and Earnings Call

The Company expects to release financial and operating results for 2025 before the market opens on March 19, 2026.

In connection with the earnings release, management will host a conference call for investors and analysts on March 19, 2026, at 9:00 a.m. Pacific time to discuss the Company’s results and to host a Q&A session. Interested parties are invited to participate by calling:

Dial-In: 1-833-890-5570

International Dial-In: 1-412-504-9708

When calling, please request to be joined into the Kolibri Global Energy Inc. call.

“BOEs” refers to barrels of oil equivalent. BOEs/boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of provided plus probable plus possible reserves. The present value of estimated future net revenues referred to herein does not represent fair market value and should not be construed as the current market value of estimated crude oil and natural gas reserves attributable to the Company’s properties. Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plant where it is treated and sold as natural gas and NGLs.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener           +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws, including statements regarding estimates of reserves and future net revenue and cash flow, expectations regarding additional reserves and statements regarding Caney wells development, including plans, anticipated results, and timing and the Company’s working interest, and expectations regarding the Company’s 2026 drilling program. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Estimated reserves and future net revenue have been independently evaluated by NSAI with an effective date of December 31, 2025. This evaluation is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, will vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. Estimates of after-tax net present value are dependent on a number of factors including utilization of tax-loss carry forwards. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations. Forward-looking information regarding Caney wells development and expectations regarding additional reserves are based on plans and estimates of management and interpretations of exploration information by the Company’s exploration team at the date the information is provided and is subject to several factors and assumptions of management, including that required regulatory approvals and capital will be available when required, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes or shortages are encountered, that the development plans of the Company and its co-venturers will not change, and is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information, including that anticipated results and estimated costs will not be consistent with managements’ expectations, the risk of commodity price and foreign exchange rate fluctuations, the Company or its subsidiaries not being able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that capital is not available when required, that unexpected geological results are encountered and that equipment failures, permitting delays or labor or contract disputes or shortages are encountered.

Information on other important economic factors or significant uncertainties that may affect components of the reserves data and the other forward looking statements in this release are contained in the Company’s Form 51-101F1 Statement of Reserves Data and Other Oil & Gas Information for the year ended December 31, 2025, the Company’s Management Discussion and Analysis and the Company’s Annual Information Form under “Risk Factors”, which are available under the Company’s profile at www.sedarplus.ca. The Company undertakes no obligation to update forward-looking statements, other than as required by applicable law.